September 6, 2018

The Board of Directors of PHI, Inc.
c/o of Al Gonsoulin, Chairman of the Board and CEO
2001 SE Evangeline Thruway
Lafayette, LA 70508

Dear Members of the Board:

We commend you for resisting the pressure to refinance the company's bonds at whatever rate was available, no matter how ridiculous or usurious. We agree that not accepting a loan at an interest rate of 11%+ is the right decision to make for shareholders. From our conversations with investors, it is clear that everyone who has taken a serious look at the company knows that PHI is a much stronger credit than such an interest rate would suggest.

We also wholeheartedly appreciate your decision to give careful consideration to all of your options, including seriously exploring strategic alternatives, and we are, of course, enthusiastic about your commitment to making the best decision for shareholders. As you know, we believe a sale of one of PHI's two business segments would unlock the most value for shareholders. Given the incipient recovery in the Oil & Gas business, Air Medical is the most obvious candidate for a sale.

Sale of Air Medical

We wrote previously that we believe the Air Medical business could be sold for $475 million. This estimate was based on the recent sale multiple of a competitor, Air Methods, but one can justify a similar price by looking at what returns would be acceptable to an acquirer.

We estimate PHI's 2017 Air Medical segment EBITDA to be $55 million, maintenance capex to be $5 million, and unlevered free cash flow (FCF) to therefore be $50 million. At a $475 million valuation, an acquirer would therefore receive an attractive 10.5% FCF yield on their investment BEFORE using any leverage.

If the acquirer used 4.5x leverage, financed at a 6% interest rate, the transaction would require $230 million in equity and $15 million in annual interest payments. Levered FCF would therefore be $35 million, generating an even more attractive 15% levered return on equity. However, this calculation only provides a floor on the actual return earned by an acquirer, because there surely would be synergies and other efficiencies of scale that could be achieved if PHI's Air Medical business were acquired by a larger competitor.

Valuation of Remaining Oil & Gas Business

After selling the Air Medical business for $475 million, the remaining Oil & Gas segment would only be left with $75 million of net debt to refinance[1]. At our estimate of $35 million of EBITDA in 2019, the leverage ratio for the Oil & Gas segment would therefore be approximately 2x after selling Air Medical. Additionally, the ~$650 million of aircraft book value in the segment would also offer lenders significant asset coverage. We believe the remaining debt could therefore be easily refinanced at a very reasonable 7.5% interest rate, allowing the company to enjoy positive free cash flow.

Our 2019 estimates, however, assume no recovery in the offshore oil & gas industry. As you know, a recovery is looking more and more likely, especially as major clients of PHI are publicly discussing how much new activity they will soon be undertaking in the Gulf of Mexico. For example, Shell's head of exploration and production was recently quoted in the Financial Times stating that offshore has recently experienced a "transformation" and that "It's great to have both [US shale and offshore] in the portfolio…but in terms of sheer cash flow delivery our deepwater has significantly more cash flow potential."

Outstanding tenders for floating offshore drilling rigs are also now globally up to 55, an increase of ~50% over the past six months, with a significant portion of that activity taking place in the Gulf. More drilling requires more helicopters and it is clear that PHI and its competitors will start seeing substantially more revenue in 2019 and 2020.

Importantly, oil & gas-configured helicopters are not nearly as oversupplied as are drilling rigs, drillships, and other offshore equipment. The industry only needs to see a relatively small pick-up in activity before the oversupply of helicopters transitions into a shortage and helicopter operators begin to enjoy significant pricing power. A modest recovery in offshore drilling could therefore lead to a very robust recovery for PHI's Oil & Gas business.

However, even a modest recovery in the Gulf should boost Oil & Gas EBITDA in 2020 to at least $50 million, to say nothing of continued growth in the company's foreign geographies. After paying interest costs and $10 million in maintenance capex, this would leave shareholders with approximately $35 million in free cash flow or just over $2 per share. By that time, it will be obvious to any observer that the current stock price of ~$8.50 is much too low. One might reasonably expect the company to then be valued at 10x FCF, in which case the stock price would be over $20.

If, instead of a modest recovery in the offshore business, we see a robust recovery, we believe PHI's Oil & Gas business could easily achieve the $100+ million in EBITDA that the segment enjoyed just a few short years ago. At that point, we believe a stock price in the $40s or $50s would be justified.

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[1] Due to the company's net operating loss carryforward ("NOLs"), the tax leakage from selling the Air Medical business should be de minimus.

Given the potential upside in the Oil & Gas business, we urge the board to focus its exploration of strategic alternatives on a sale of the Air Medical segment, as its earnings are not significantly depressed and it does not offer the same opportunities as Oil & Gas does.

The subsequent deleveraging would tremendously benefit shareholders by allowing the company to retain financial flexibility with positive free cash flow in the event that business does not improve, while preserving tremendous optionality to benefit from the nascent, but increasingly obvious offshore recovery.

Sincerely,

   

Christopher Olin   Timothy Stabosz
Alesia Asset Management   1501 Michigan Ave.
22287 Mulholland Hwy, Suite 180   La Porte, IN 46350
Calabasas, CA 91302

Cc: Lance Bospflug, President and Chief Operating Officer
     Trudy McConnaughhay, Chief Financial Officer and Secretary